Exhibit 99.4

4Q18 Earnings Conference Call

This communication contains certain statements that are “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934, as amended. Some of these forward-looking statements are identified with words like “believe,” “may,” “could,” “would,” “might,” “possible,” “will,” “should,” “expect,” “intend,” “plan,” “anticipate,” “estimate”, “potential”, “outlook” or “continue,” the negative of these words, other terms of similar meaning or the use of future dates. Forward-looking statements in this communication include, without limitation, statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. Such statements are qualified by the inherent risks and uncertainties surrounding future expectations generally, and actual results could differ materially from those currently anticipated due to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations. Suzano does not undertake any obligation to update any forward-looking statements as a result of new information, future developments or otherwise, except as expressly required by law. All forward-looking statements in this communication are qualified in their entirety by this cautionary statement. NO OFFER OR SOLICITATION This communication is for informational purposes only and is neither an offer to sell nor a solicitation of an offer to subscribe for or buy shares, nor is it a substitute for any offer materials that Suzano will, if required, file with the U.S. Securities and Exchange Commission (“SEC”). No offer of securities will be made in the United States except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended, or pursuant.to an exemption therefrom. Disclaimer

2018 represents a turning point in Suzano’s history 3 HIGHLIGHTS Record Operational Cash Generation¹: R$ 5.5 billion Record Adjusted EBITDA² : R$ 6.8 billion ¹ Operating Cash Generation = Adjusted EBITDA less Sustaining CAPEX. ² Adjusted for non-recurring factors. Fibria transaction was concluded successfully Achievement of Investment Grade (BBB- / stable) Net average pulp price: Net average paper price: US$ 745/t in 2018 (+25% vs. 2017) US$ 757/t at 4Q18 (+11% vs. 4Q17) R$ 3,712/t in 2018 (+21% vs. 2017) R$ 3,901/t at 4Q18 (+25% vs. 4Q17)

Paper Production (´000 ton) Paper Sales (´000 ton) Suzano prices in Brazil (R$/ton) Suzano export prices (US$/ton) 4 Paper Continuous improvement in operational and sales performance ¹ Excludes consumer goods unit from 1Q18 onward. average in R$/ton average in US$/ton 806 804 374 376 1,180 1,180 2017 2018¹ MI ME 1,157 1,190 2017 2018¹ 299 305 315 4Q17 3Q18¹ 4Q18¹ 238 218 225 97 90 103 334 308 328 4Q17 3Q18¹ 4Q18¹ Brazil Exports 3,190 3,567 3,700 3,184 3,522 3,000 3,100 3,200 3,300 3,400 3,500 3,600 3,700 3,800 3,900 4,000 4Q17 3Q18¹ 4Q18¹ 2017 2018¹ 907 1,013 990 700 750 800 850 900 950 1,000 1,050 1,100 4Q17 3Q18 4Q18 88 9 98 6 800 850 900 950 1,000 1,050 1,100 2017 2018

Paper Adjusted EBITDA (R$/ton) Paper ROIC (%) 5 Paper Operational evolution combined with price growth favored profitability ¹ Excludes consumer goods unit from 1Q18 onward. ² Impact due to the Management’s Long-Term Incentive: (i) 3Q18: -R$ 67/ton in EBITDA; (ii) 4Q18: -R$ 36/ton in EBITDA; (iii) LTM 1Q18: -0.1 p.p. on ROIC; (iv) LTM 2Q18: -0.8 p.p. on ROIC; (v) LTM 3Q18: -1.0 p.p. on ROIC and (vi) LTM 4Q18: -62/ton in EBITDA and -1.2 p.p. on ROIC. LTM: last twelve months. 780 1,306 1,326 781 1,152 4Q17 3Q18¹ ² 4Q18¹ ² 2017 2018¹ ² 12.1 14.5 15.4 16.2 16.6 2017 LTM 1Q18¹ ² LTM 2Q18¹ ² LTM 3Q18¹ ² 2018¹ ²

Pulp Production and Sales (´000 ton) Average net pulp price (R$/ton and US$/ton) Pulp Adjusted EBITDA (R$/ton) Pulp ROIC (%) LTM: last twelve months. Average FX (BRL/USD) R$3.65 R$3.25 R$3.96 R$3.81 R$3.19 6 Pulp Results boosted by exogenous factors 1,222 1,895 1,806 1,017 1,699 4Q17 3Q18 4Q18 2017 2018 15.2 18.8 20.1 22.3 22.7 2017 LTM 1Q18 LTM 2Q18 LTM 3Q18 2018 884 941 820 3,501 3,615 3,226 4T17 3T18 4T18 2017 2018 884 941 820 953 903 645 4Q17 3Q18 4Q18 Production Sales 2,206 2,977 2,884 1,908 2,722 679 752 757 598 745 550 600 650 700 750 800 850 900 950 1,000 200 700 1,200 1,700 2,200 2,700 3,200 4Q17 3Q18 4Q18 2017 2018 R$/ton US$/ton

Quarterly Pulp Cash Cost (excluding downtimes – R$/ton) Note: In line with market practice and for comparison purposes, the methodology for calculating the cash cost has been changed from 1Q18 onward and currently does not consider the depletion of wood from third-party suppliers. LTM Pulp Cash Cost (excluding downtimes – R$/ton) Pulp Input prices and exchange rate compresses cash cost together with lower volume production 7 270 16 286 208 31 239 141 15 156 619 681 3Q18 Cash Cost ? Wood ? Chemicals ? Fixed Cost 4Q18 Cash Cost Wood 288 (19) 269 179 40 219 132 7 139 599 628 2017 Cash Cost ? Wood ? Chemicals ? Fixed Cost 2018 Cash Cost

8 ¹ The 2nd tranche of the acquisition price will be paid in 2018 (50%) and 2019 (50%). ² Estimated CAPEX for 2018. 2018 Maintenance 1.3 0.3 Acquisition of Facepa 2.8 Total Structural Competitiveness & Adjacent Business 0.6 0.7 Acquisition of land and forests¹ Capex (R$ billion) 2017 1.1 - 1.8 0.7 - Investments Execution in line with the forecast 2018e² 1.2 0.3 2.7 0.6 0.7

Beginning of the construction of a future with greater capacity in value generation 9 Corporate merger and integration of processes and systems in process Integrated management and single corporate office since January 14th Drivers of the new culture already disseminated Capture of synergies in process HIGHLIGHTS

P r o F o r m a P e r f o r m a n c e ¹ R e v e n u e f a v o r e d b y h i g h e r v o l u m e s a n d p r i c e s Production and Sales² (´000 ton) Net Revenue (R$ million) 31,702 Pulp Paper Klabin 2017 2018 Pulp Cash Cost (excluding downtimes - R$/ton) 33 622 611 (19) 2018 2018 2017 Cash Cost Wood Chemicals Fixed Cost 2018 Cash Cost ¹ Not audited. The data represents simple or weighted sum out of the main indicators of Suzano + Fibria. ² Includes sales from the commercial agreement with Klabin. 10 126 (3) 123 181 214 304 285 11,524 11,00811,266 10,340 1,265 1,254 1,180 1,157 10,259 809 9,302 9,183 9,019 2017 2017 22,260

P r o F o r m a P e r f o m a n c e ¹ R e c o r d A d j u s t e d E B I T D A a n d O p e r a t i o n a l C a s h G e n e r a t i o n f o r b o t h c o m p a n i e s Operational Cash Generation ³ (R$ million and R$/ton) Adjusted EBITDA² (R$ million) and Margin² (%) Suzano Fibria Suzano Fibria 55% 1,182 46% 16,361 12,481 2017 2018 2017 2018 ¹ Not audited. The data represents simple or weighted sum out of the main indicators of Suzano + Fibria. ² Excludes sales from the commercial agreement with Klabin. ³ Operational Cash Generation = Adjusted EBITDA less Sustaining CAPEX. 11 638 6,502 6,936 2,987 5,545 3,515 9,567 9,547 4,952 6,814 4,615

12 Adjusted Pro Forma Indebtedness¹ Long-term debt with competitive cost ¹ Not audited. ² The gross and net debt considers: (i) the accounting position of Suzano and Fibria on 12/31/2018; (ii) less the transaction’s Cash Installment payment (R$ 27.8 billion); (iii) plus the cash raising and debt of re-tap of the 2029 Bond (PTAX of 3.6741 R$/US$ on 02/05/2019); (iv) plus the cash raising and debt of the 7th debenture issuance (R$ 4.0 billion); (v) less the advance payment of Fibria´s CRA (R$ 879 million). ³ Average cost in US$ based on market swap curve. Net Debt² (million) and Leverage (in times) Average Cost³ (US$) and Debt Maturity (months) Amortization Schedule² (R$ million) R$ US$ Revolver Cash on Hand Average FX (BRL/USD): 2017: R$ 3.19 2018: R$ 3.65 9,960 1,000 10,960 5,624 8,323 4,501 5,892 9,466 28,585 Liquidity 2019 2020 2021 2022 2023 2024 onward 21,815 52,168 6,594 13,464 2.3x 3.2x 2.2 x 3.1 x -0.4 x 0.1 x 0.6 x 1.1 x 1.6 x 2.1 x 2.6 x 3.1 x 3.6 x 0 10000 20000 30000 40000 50000 60000 70000 80000 2017 2018 3.7% 4.7% 69 months 77 months 0% 18% 36% 54% 72% 90% 108% 126% 144% 162% 180% 198% 216% 234% 252% 270% 288% 306% 324% 342% 360% 378% 396% 414% 432% 450% 468% 486% 504% 522% 540% 558% 576% 594% 612% 630% 648% 666% 684% 702% 720% 738% 756% 774% 792% 810% 828% 846% 864% 882% 900% 918% 936% 954% 972% 990% 1008% 1026% 1044% 1062% 1080% 1098% 1116% 1134% 1152% 1170% 1188% 1206% 1224% 1242% 1260% 1278% 1296% 1314% 1332% 1350% 1368% 1386% 1404% 1422% 1440% 1458% 1476% 1494% 1512% 1530% 1548% 1566% 1584% 1602% 1620% 1638% 1656% 1674% 1692% 1710% 1728% 1746% 1764% 1782% 1800% 1818% 1836% 1854% 1872% 1890% 1908% 1926% 1944% 1962% 1980% 1998% 2016% 2034% 2052% 2070% 2088% 2106% 2124% 2142% 2160% 2178% 2196% 2214% 2232% 2250% 2268% 2286% 2304% 2322% 2340% 2358% 2376% 2394% 2412% 2430% 2448% 2466% 2484% 2502% 2520% 2538% 2556% 2574% 2592% 2610% 2628% 2646% 2664% 2682% 2700% 2718% 2736% 2754% 2772% 2790% 2808% 2826% 2844% 2862% 2880% 2898% 2916% 2934% 2952% 2970% 2988% 3006% 3024% 3042% 3060% 3078% 3096% 3114% 3132% 3150% 3168% 3186% 3204% 3222% 3240% 3258% 3276% 3294% 3312% 3330% 3348% 3366% 3384% 3402% 3420% 3438% 3456% 3474% 3492% 3510% 3528% 3546% 3564% 3582% 3600% 3618% 3636% 3654% 3672% 3690% 3708% 3726% 3744% 3762% 3780% 3798% 3816% 3834% 3852% 3870% 3888% 3906% 3924% 3942% 3960% 3978% 3996% 4014% 4032% 4050% 4068% 4086% 4104% 4122% 4140% 4158% 4176% 4194% 4212% 4230% 4248% 4266% 4284% 4302% 4320% 4338% 4356% 4374% 4392% 4410% 4428% 4446% 4464% 4482% 4500% 4518% 4536% 4554% 4572% 4590% 4608% 4626% 4644% 4662% 4680% 4698% 4716% 4734% 4752% 4770% 4788% 4806% 4824% 4842% 4860% 4878% 4896% 4914% 4932% 4950% 4968% 4986% 5004% 5022% 5040% 5058% 5076% 5094% 5112% 5130% 5148% 5166% 5184% 5202% 5220% 5238% 5256% 5274% 5292% 5310% 5328% 5346% 5364% 5382% 5400% 5418% 5436% 5454% 5472% 5490% 5508% 5526% 5544% 5562% 5580% 5598% 5616% 5634% 5652% 5670% 5688% 5706% 5724% 5742% 5760% 5778% 5796% 5814% 5832% 5850% 5868% 5886% 5904% 5922% 5940% 5958% 5976% 5994% 6012% 6030% 6048% 6066% 6084% 6102% 6120% 6138% 6156% 6174% 6192% 6210% 6228% 6246% 6264% 6282% 6300% 6318% 6336% 6354% 6372% 6390% 6408% 6426% 6444% 6462% 6480% 6498% 6516% 6534% 6552% 6570% 6588% 6606% 6624% 6642% 6660% 6678% 6696% 6714% 6732% 6750% 6768% 6786% 6804% 6822% 6840% 6858% 6876% 6894% 6912% 6930% 6948% 6966% 6984% 7002% 7020% 7038% 7056% 7074% 7092% 7110% 7128% 7146% 7164% 7182% 7200% 7218% 7236% 7254% 7272% 7290% 7308% 7326% 7344% 7362% 7380% 7398% 7416% 7434% 7452% 7470% 7488% 7506% 7524% 7542% 7560% 7578% 7596% 7614% 7632% 7650% 7668% 7686% 7704% 7722% 7740% 7758% 7776% 7794% 7812% 7830% 7848% 7866% 7884% 7902% 7920% 7938% 7956% 7974% 7992% 8010% 8028% 8046% 8064% 8082% 8100% 8118% 8136% 8154% 8172% 8190% 8208% 8226% 8244% 8262% 8280% 8298% 8316% 8334% 8352% 8370% 8388% 8406% 8424% 8442% 8460% 8478% 8496% 8514% 8532% 8550% 8568% 8586% 8604% 8622% 8640% 8658% 8676% 8694% 8712% 8730% 8748% 8766% 8784% 8802% 8820% 8838% 8856% 8874% 8892% 8910% 8928% 8946% 8964% 8982% 9000% 0 0.01 0.02 0.03 0.04 0.05 0.06 0.07 0.08 2017 2018

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